                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No.   )


                            PAVING STONE CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         COMMON STOCK, $.00001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   703875 10 4
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                                 (CUSIP Number)


                                James R. Mitchell
                             9231 Windy Crest Drive
                               Dallas, Texas 75243
                                 (972) 404-0400

                                 With a copy to:

                            Ellis A. Regenbogen, Esq.
                               Godwin Gruber, P.C.
                           Suite 1700, 1201 Elm Street
                            Dallas, Texas 75270-2084
                                 (214) 939-4400
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 18, 2002
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].



                               (Page 1 of 8 Pages)

---------------------                                         ------------------
CUSIP No. 703875 10 4                   13D                   Page 2 of 8 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
    1      Names of Reporting Persons
           I.R.S. Identification Nos. of Above Persons (Entities Only)

                      Paver Installation, L.P.
                      01-0658489

--------------------------------------------------------------------------------
    2      Check the Appropriate Box if a Member of a Group          (a) [ ]
                                                                     (b) [ ]

--------------------------------------------------------------------------------
    3      SEC Use Only

--------------------------------------------------------------------------------
    4      Source of Funds
                      PF

--------------------------------------------------------------------------------
    5      Check Box if Disclosure of Legal Proceedings is Required Pursuant
           to Items 2(d) or 2(e)      [ ]

--------------------------------------------------------------------------------
    6      Citizenship or Place of Organization
                      Nevada

--------------------------------------------------------------------------------
    NUMBER OF             7    Sole Voting Power
     SHARES                               0
   BENEFICIALLY          -------------------------------------------------------
     OWNED BY             8    Shared Voting Power
      EACH                                5,500,000
   REPORTING             -------------------------------------------------------
  PERSON WITH             9    Sole Dispositive Power
                                          0
                         -------------------------------------------------------
                         10    Shared Dispositive Power
                                          5,500,000
--------------------------------------------------------------------------------
   11      Aggregate Amount Beneficially Owned by Each Reporting Person
                      5,500,000
--------------------------------------------------------------------------------
   12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                         [ ]
--------------------------------------------------------------------------------
   13      Percent of Class Represented by Amount in Row (11)
                      21.3%
--------------------------------------------------------------------------------
   14      Type of Reporting Person
                      PN
--------------------------------------------------------------------------------

---------------------                                         ------------------
CUSIP No. 703875 10 4                   13D                   Page 3 of 8 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
    1      Names of Reporting Persons
           I.R.S. Identification Nos. of Above Persons (Entities Only)

                      Paver Installation General, Inc.
                      01-0658483
--------------------------------------------------------------------------------
    2      Check the Appropriate Box if a Member of a Group          (a) [ ]
                                                                     (b) [ ]
--------------------------------------------------------------------------------
    3      SEC Use Only

--------------------------------------------------------------------------------
    4      Source of Funds
                      OO
--------------------------------------------------------------------------------
    5      Check Box if Disclosure of Legal Proceedings is Required Pursuant
           to Items 2(d) or 2(e)      [ ]

--------------------------------------------------------------------------------
    6      Citizenship or Place of Organization
                      Nevada

--------------------------------------------------------------------------------
    NUMBER OF             7    Sole Voting Power
      SHARES                                    0
   BENEFICIALLY          -------------------------------------------------------
     OWNED BY             8    Shared Voting Power
      EACH                                      5,500,000
    REPORTING            -------------------------------------------------------
   PERSON WITH            9    Sole Dispositive Power
                                                0
                         -------------------------------------------------------
                         10    Shared Dispositive Power
                                                5,500,000
--------------------------------------------------------------------------------
   11      Aggregate Amount Beneficially Owned by Each Reporting Person
                      5,500,000
--------------------------------------------------------------------------------
   12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                         [ ]
--------------------------------------------------------------------------------
   13      Percent of Class Represented by Amount in Row (11)
                      21.3%
--------------------------------------------------------------------------------
   14      Type of Reporting Person
                      CO
--------------------------------------------------------------------------------

---------------------                                         ------------------
CUSIP No. 703875 10 4                   13D                   Page 4 of 8 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
    1      Names of Reporting Persons
           I.R.S. Identification Nos. of Above Persons (Entities Only)

                      James R. Mitchell

--------------------------------------------------------------------------------
    2      Check the Appropriate Box if a Member of a Group          (a) [ ]
                                                                     (b) [ ]
--------------------------------------------------------------------------------
    3      SEC Use Only

--------------------------------------------------------------------------------
    4      Source of Funds
                      OO
--------------------------------------------------------------------------------
    5      Check Box if Disclosure of Legal Proceedings is Required Pursuant
           to Items 2(d) or 2(e)      [ ]

--------------------------------------------------------------------------------
    6      Citizenship or Place of Organization
                      United States

--------------------------------------------------------------------------------
    NUMBER OF             7    Sole Voting Power
      SHARES                                0
   BENEFICIALLY          -------------------------------------------------------
     OWNED BY             8    Shared Voting Power
      EACH                                  5,500,000
    REPORTING            -------------------------------------------------------
   PERSON WITH            9    Sole Dispositive Power
                                            0
                         -------------------------------------------------------
                         10    Shared Dispositive Power
                                            5,500,000
--------------------------------------------------------------------------------
   11      Aggregate Amount Beneficially Owned by Each Reporting Person
                      5,500,000
--------------------------------------------------------------------------------
   12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                         [ ]
--------------------------------------------------------------------------------
   13      Percent of Class Represented by Amount in Row (11)
                      21.3%
--------------------------------------------------------------------------------
   14      Type of Reporting Person
                      IN
--------------------------------------------------------------------------------

         The summary descriptions contained in this statement of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents filed as Exhibits hereto, which agreements and documents are hereby incorporated herein by reference.

ITEM 1.           SECURITY AND ISSUER.

         This Schedule 13D relates to the common stock, $.00001 par value per share (the "Common Stock"), of Paving Stone Corporation, a Nevada corporation (the "Company"). The principal executive offices of the Company are located at 1760 Northwest 22nd Court, Pompano Beach, Florida 33069.

ITEM 2.           IDENTITY AND BACKGROUND.

         (a) This Schedule 13D is being filed by Paver Installation, L.P., a Nevada limited partnership (the "Partnership"), Paver Installation General, Inc., a Nevada corporation and the sole general partner of the Partnership (the "General Partner"), and Mr. James R. Mitchell, the sole shareholder of the General Partner.

         (b) and (c), (f) The Partnership is a Nevada limited partnership, the principal business of which is to own and manage its investment in the equity securities of the Company. The address of the Partnership's principal business and office is 9231 Windy Crest Drive, Dallas, Texas 75243. Information with respect to the General Partner, the sole general partner of the Partnership, is set forth below.

                  The General Partner is a Nevada corporation, the principal business of which is to serve as the general partner of the Partnership. The address of the General Partner's principal business and office is 9231 Windy Crest Drive, Dallas, Texas 75243. Information with respect to Mr. James R. Mitchell, the sole shareholder, director and officer of the General Partner, is set forth below.

                  James R. Mitchell is a citizen of the United States of America whose business address is Suite 700, 4835 LBJ Freeway, Dallas, Texas 75244. Mr. Mitchell is Chief Financial Officer of pC Corporate Management Group, L.P., a provider of management services. The principal business and office address of pC Corporate Management Group, L.P. is Suite 700, 4835 LBJ Freeway, Dallas, Texas 75244. Mr. Mitchell is the sole shareholder and director, and President Treasurer and Secretary, of the General Partner.

         (d) and (e) During the last five years, none of the Partnership, the General Partner or Mr. Mitchell (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



                               (Page 5 of 8 Pages)

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Partnership paid the Company $1,000,000 for the 4,000,000 shares of the Common Stock it owns and for a warrant to purchase 1,500,000 shares of the Common Stock which becomes exercisable on October 17, 2002 (the "Warrant"). Such consideration was paid $400,000 in cash and $600,000 by the issuance of a credit against outstanding and future accounts receivable, which cash and accounts receivable were contributed to the Partnership by Pavestone Company, L.P. in exchange for a limited partnership interest in the Partnership.

ITEM 4.           PURPOSE OF TRANSACTION.

         The shares of Common Stock owned by the Partnership and the Warrant were acquired by the Partnership for investment purposes. None of the Partnership, the General Partner or Mr. Mitchell has any intention of acquiring control of the Company. However, the Partnership may acquire additional shares of the Common Stock for investment purposes pursuant to the Warrant and, depending upon market and other conditions, the Partnership, the General Partner or Mr. Mitchell may acquire additional shares of the Common Stock for investment purposes, or may dispose of all or a portion of the shares of the Common Stock currently owned or hereafter acquired, in the open market or otherwise on such terms and at such times as they consider desirable. Any decision by them to increase or decrease their ownership of shares of the Common Stock would be based on such factors as the business of the Company, the price of the shares of Common Stock, the terms and conditions of the transaction and prevailing market conditions.

         Except for the possible acquisition of additional shares of the Common Stock pursuant to the Warrant, the Partnership, the General Partner and Mr. Mitchell do not have any present plans or proposals which relate to or would result in any of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) The Partnership beneficially owns, and the General Partner and Mr. Mitchell may be deemed to beneficially own, an aggregate of 5,500,000 shares of the Common Stock, including 1,500,000 which may be acquired upon exercise of the Warrant once it becomes exercisable on October 17, 2002, constituting approximately 21.3% of the outstanding shares of the Common Stock. Because the General Partner is the sole general partner of the Partnership and Mr. Mitchell is the sole shareholder and director of the General Partner, the Partnership, the General Partner and Mr. Mitchell are considered to share the power to vote or to direct the vote of, and the power to dispose or direct the disposition of, the shares of the Common Stock owned by the Partnership.

         (c) None

         (d) Not applicable

         (e) Not applicable



                               (Page 6 of 8 Pages)

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         In addition to the 4,000,000 shares of the Common Stock held by the Partnership, the Partnership holds the Warrant to purchase 1,500,000 shares of the Common Stock at a price per share equal to the lesser of (1) 70% of the average of the closing bid prices of the Common Stock as quoted on the Over-the-Counter Bulletin Board (or any national exchange or inter-dealer trading system upon which the shares may be traded at the time of exercise) on the 10 trading days prior to the date of exercise of the Warrant) or (2) $1.00. The Warrant becomes exercisable on October 17, 2002 and remains exercisable until October 17, 2004.

         The Partnership and the Company have entered into a Registration Rights Agreement pursuant to which the Company has agreed (1) to register the shares of the Common Stock held by the Partnership and the shares of the Common Stock subject to the Warrant under the Securities Act of 1933, as amended, no later than December 31, 2002 and to maintain such registration for so long as is necessary to permit the sale of all such shares of the Common Stock, and (2) to offer the Partnership the opportunity to include its shares of the Common Stock in any registration statement filed by the Company prior to the effectiveness of the registration statement referred to above. The Registration Rights Agreement also grants the Partnership the first right to purchase securities to be issued by the Company, subject to legal restrictions or underwriter requirements, with the right for a period of five years from the purchase of such securities to have such securities included in any registration statement filed by the Company; provided, that the exercise of such right to purchase would not result in a change of control of the Company.

         Except as set forth in this Item 6, the Partnership, the General Partner and Mr. Mitchell do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or the withholding of proxies.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1    -    Joint Filing Agreement by and among the Partnership,
                           the General Partner and Mr. Mitchell

         Exhibit 2    -    Warrant to Purchase up to 1,500,000 Shares of the
                           Common Stock dated April 17, 2002

         Exhibit 3    -    Registration Rights Agreement between the Partnership
                           and the Company dated April 17, 2002



                               (Page 7 of 8 Pages)

                                    SIGNATURE


         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


August 21, 2002                         PAVER INSTALLATION, L.P.


                                        By:  Paver Installation General, Inc.,
                                             its General Partner


                                        By:  /s/ James R. Mitchell
                                             -----------------------------------
                                             James R. Mitchell
                                             President


                                        PAVER INSTALLATION GENERAL, INC.


                                        By:  /s/ James R. Mitchell
                                             -----------------------------------
                                             James R. Mitchell
                                             President


                                             /s/ James R. Mitchell
                                             -----------------------------------
                                             James R. Mitchell



                               (Page 8 of 8 Pages)

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
   1     -     Joint Filing Agreement by and among the Partnership, the General
               Partner and Mr. Mitchell

   2     -     Warrant to Purchase up to 1,500,000 Shares of the Common Stock
               dated April 17, 2002

   3     -     Registration Rights Agreement between the Partnership and the
               Company dated April 17, 2002